FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-190509 AND 333-190509-01) OF SANTANDER UK PLC AND ABBEY NATIONAL TREASURY SERVICES PLC.

As disclosed on page 90 of Santander UK plc’s (‘Santander UK’) 2014 Half Yearly Financial Report published on 14 August 2014 and as furnished with the U.S. Securities and Exchange Commission (the ‘SEC’) on Form 6-K on 18 August 2014, in the first half of 2014, Santander UK adopted a new accounting pronouncement, IFRIC Interpretation 21 ‘Levies’ (‘IFRIC 21’). IFRIC 21 provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The adoption of IFRIC 21 impacted the published disclosures in Santander UK’s Annual Report for the year ended 31 December 2013 (the ‘2013 Annual Report’) as filed with the SEC on Form 20-F on 7 March 2014.

IFRIC 21 interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. The adoption of IFRIC 21 changed the accounting for the Financial Services Compensation Scheme (‘FSCS’) but did not affect the accounting for any other government imposed levy paid by Santander UK. In accordance with IFRIC 21, which has been applied retrospectively, FSCS levies are not recognised earlier than the levy year commencing 1 April to which the levies relate.

The FSCS levies are accounted for in Corporate Centre for segmental purposes. The effects of these changes on the disclosures for the years ended 31 December 2013, 2012 and 2011 are detailed below. The financial statements for the years ended 31 December 2013, 2012 and 2011 included in the 2013 Annual Report have not been revised. Santander UK expects to provide financial information for the years ended 31 December 2013 and 2012 reflecting these changes in its Annual Report for the year ended 31 December 2014.

Quantitative impact of the adoption of IFRIC 21 on the years ended 31 December 2013, 2012 and 2011

Consolidated income statement

	2013 (Adjusted) £m	2013 (As presented) £m	2012 (Adjusted) £m	2012 (As presented) £m	2011 (Adjusted) £m	2011 (As presented) £m
Provisions for other liabilities and charges	(250)	(220)	(429)	(434)	(907)	(839)

Profit on continuing operations before tax	1,109	1,139	1,152	1,147	1,282	1,214

Tax on profit on continuing operations	(212)	(218)	(271)	(270)	(359)	(345)

Profit after tax	(889)	(913)	(943)	(939)	(957)	(903)

Consolidated balance sheet

	2013 (Adjusted) £m	2013 (As presented) £m	2012 (Adjusted) £m	2012 (As presented) £m	2011 (Adjusted) £m	2011 (As presented) £m
Deferred tax assets	16	35	35	60	233	257

Provisions	550	639	795	914	856	970

Retained earnings	3,377	3,307	3,406	3,312	3,111	3,021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 18 August 2014	By / s / Derek Lewis
(Authorized Signatory)